QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

C L I F F O R D
C H A N C E

AMENDED AND RESTATED
FIRST DEMAND GUARANTEE

AMENDED AND RESTATED FIRST DEMAND GUARANTEE

By:

GENESYS S.A.

(the "Guarantor"),

In favour of:

        BNP PARIBAS (the "Security Agent") acting as security agent in its name and on behalf of the Lenders (as defined in the Amended and Restated Facilities Agreement)

        (the Lenders and the Security Agent, together the "Beneficiaries").

WHEREAS:

(A)
By a facilities agreement dated 20 April 2001, as amended by that certain first amendment agreement dated 27 November 2001, that certain second amendment dated 11 June 2002, that certain third amendment dated 30 April 2003, that certain fourth amendment dated 6 August 2004 and that certain fifth amendment and waiver dated 15 December 2005 (as so amended, the "Original Facilities Agreement"), the Lenders (as defined in the Original Facilities Agreement) have made term and revolving facilities available to Genesys Conferencing, Inc. (the "Borrower") and Genesys S.A.; and

(B)
The Original Facilities Agreement has been amended and restated pursuant to an amendment and restatement agreement dated 27 January 2006 (as so amended and restated and as it may be further amended, restated, modified or supplemented, the "Amended and Restated Facilities Agreement");

(C)
Genesys S.A. and the Security Agent are parties to that certain first demand guarantee dated 20 April 2001 (the "Original Guarantee") pursuant to which Genesys S.A. guarantees the obligations of the Borrower under the Original Facilities Agreement; and

(D)
The Beneficiaries and Genesys S.A. now wish to amend and restate the Original Guarantee in its entirety as hereinafter set forth:

IT IS AGREED as follows:

1.     GUARANTEE

1.1
The Guarantor irrevocably and unconditionally undertakes to pay to the Security Agent (on account for the Beneficiaries), from time to time, on first demand, each amount claimed by the Security Agent in accordance with the provisions of Clause 1.2, up to a maximum aggregate amount of USD 45,660,000 (forty-five million six hundred sixty thousand US dollars) (the "Maximum Amount").

1.2
The Guarantor shall make any payment claimed by the Security Agent immediately upon receipt of a claim made substantially in the form attached as Schedule 1 hereto (a "Valid Claim"), duly signed by the Security Agent and sent in accordance with Clause 11.

1.3
This Guarantee can be called upon by the Security Agent on one or several occasions, each payment made by the Guarantor under this Guarantee reducing the Maximum Amount accordingly.

1.4
Any amount due by the Guarantor under this Guarantee shall be paid in US dollars to the account specified in a Valid Claim and shall be calculated and made without (and free and clear of any declaration for) set-off or counterclaim.

2.     LATE PAYMENT INTEREST

2.1
The Guarantor agrees to pay, in addition to the amount claimed in a Valid Claim, interest on that amount, calculated at a rate equal to the aggregate of (i) the rate at which the Security Agent is able, at the time on which that amount is due, to place deposits in the same currency as the amount so claimed in the London Interbank market and (ii) 1% per annum (the "Default Rate"), on the number of days elapsed between the date of receipt of the Valid Claim and the date of actual payment by the Guarantor.

2.2
Any interest accruing under this Guarantee will accrue at the Default Rate from day to day and will be calculated on the basis of the actual number of days elapsed and a year of 360 days, or, in any case, where the practice in the relevant interbank market differs, in accordance with that market practice.

3.     INDEPENDENT OBLIGATIONS

3.1
The Guarantee is an unconditional and irrevocable first demand guarantee which cannot be construed in any circumstances and for whatever reason as a surety or as any other accessory undertaking. Accordingly, the Guarantor hereby waives any defence and irrevocably agrees not to raise any objection, ground or plea to refuse or delay the performance of its obligations under the Guarantee and/or any payments to be made under the Guarantee.

3.2
The obligations of the Guarantor under this Guarantee are independent and autonomous of those of the Borrower under the Amended and Restated Facilities Agreement or under any other agreement. None of the obligations of the Guarantor under this Guarantee shall be discharged, impaired or otherwise affected by the nullity or termination of the Amended and Restated Facilities Agreement, or the extinction of any claim of the Beneficiaries against the Borrower or any other defence to payment which the Borrower is entitled to raise as against the Beneficiaries.

3.3
Furthermore, the Guarantor acknowledges that its obligations to make payments hereunder are irrespective of (i) the validity, regularity and/or enforceability of the Amended and Restated Facilities Agreement, (ii) any absence of action against the Borrower to enforce its obligations under the Amended and Restated Facilities Agreement, (iii) any waiver or consent by the Beneficiaries with respect to any provisions thereof, (iv) the occurrence of any event whatsoever which prevents the Borrower from performing its obligations, including its payment obligations, under the Amended and Restated Facilities Agreement or (v) any other circumstances which might otherwise constitute a legal discharge of or a defence for the Guarantor.

3.4
This Guarantee is irrevocable and unconditional notwithstanding any objection raised by the Borrower, acting as principal, or any third party.

4.     TAXES

4.1
All payments made under this Guarantee are to be made without any deductions or withholding for or on account of taxes (a "Tax Deduction") unless a Tax Deduction is required by law, in which case the amount of the payment due from the Guarantor shall be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required, provided, however, that no such additional amounts shall be payable in respect of any taxes imposed on the Beneficiaries by reason of any connection between the Beneficiaries and the taxing jurisdiction other than entering into this Guarantee and receiving payments hereunder.

4.2
If the Guarantor becomes aware that it will be required to make a Tax Deduction (or if there is any change in the rate or the basis of a Tax Deduction) it shall notify the Security Agent accordingly.

4.3
If the Guarantor is required to make a Tax Deduction, the Guarantor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

4.4
Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Guarantor shall deliver to the Security Agent evidence reasonably satisfactory to the Security Agent that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

5.     DECLARATIONS OF THE GUARANTOR

        The Guarantor declares to the Beneficiaries that:

5.1
It is a société anonyme duly incorporated and existing under the laws of France.

5.2
The obligations expressed to be assumed by it in the Guarantee are legal and valid obligations binding on it and enforceable against it in accordance with the terms thereof.

5.3
Its execution of the Guarantee and its exercise of its rights and performance of its obligations thereunder and the transactions contemplated thereby do not and will not:

(a)
conflict with any agreement or other instrument or treaty to which it is a party or which is binding upon it or any of its assets; or

(b)
conflict with its constitutive documents; or

(c)
conflict with any applicable law or any applicable official or judicial regulation or order.

5.4
It has the power to enter into and perform its obligations under the Guarantee and all corporate and other action required to authorise the execution, delivery and performance of the Guarantee and the transactions contemplated therein has been duly taken. No limit on its powers will be exceeded as a result of the granting of the Guarantee.

6.     COVENANTS OF THE GUARANTOR

6.1
The Guarantor shall do all such things as are necessary to maintain its existence as a legal person and obtain, comply with the terms of and do all that is necessary to maintain in full force and effect all authorisations, approvals, licences, consents and exemptions required to enable it lawfully to enter into and perform its obligations under the Guarantee and to ensure the legality, validity, enforceability or admissibility in evidence in France of the Guarantee and, on reasonable request of the Security Agent, supply copies (certified by an authorised signatory as true, complete and up to date) of any such authorisations, approvals, licences, consents and exemptions.

6.2
The Guarantor shall, at its own expense, take all such action as the Security Agent may require for the purpose of perfecting or protecting the rights of the Beneficiaries under the Guarantee.

7.     RELEASE

        This Guarantee shall remain in force until 31 December 2008. Any Payment Request from the Security Agent received by the Guarantor after this date will have no effect.

8.     SET-OFF

        The Guarantor expressly waives toward any of the Beneficiaries any right it has, or may have, by way of set-off, counterclaim, defence, exception, withholding or otherwise, which might reduce or extinguish its payment obligation under the Guarantee.

9.     RECOURSE

        The Guarantor agrees that so long as the Guarantee remains in force, it shall not exercise any claim on the Borrower in respect of sums paid under this Guarantee.

10.   SEVERABILITY

10.1
The invalidity of any of the provisions of this Guarantee shall not result in the invalidity of any other provision of this Guarantee.

10.2
The Guarantee is in addition to any other rights or security which the Beneficiaries have, or may have, against any other person.

11.   NOTICES

11.1
Communications in Writing

        Each communication to be made under the Guarantee shall be made in writing and, unless otherwise stated, shall be made by fax or letter provided that the Guarantor shall indemnify each of the Beneficiaries against any cost, claim, loss, expense (including legal fees) or liability together with any VAT thereon which any (or all) of them may sustain or incur as a consequence of any facsimile communication originating from the Guarantor not being actually received by or delivered to the intended recipient thereof or any facsimile communication purporting to originate from the Guarantor being made or delivered fraudulently.

11.2
Addresses

        Any communication or document to be made or delivered pursuant to the Guarantee shall (unless the recipient of such communication or document has, by fifteen days' written notice to the Agent, specified another address or fax number) be made or delivered to the address or fax number:

  11.2.1
  in the case of the Guarantor, identified with its name below;

  11.2.2
  in the case of the Security Agent, identified below:

    BNP PARIBAS
    Ref ACI: CHC 01B1
    37 place du Marché Saint-Honoré
    75031 Paris Cedex 01
    Fax: 00.33.1.42.98.43.17
    Attention: Sergio Collavini

11.3
Delivery

        Any communication or document to be made or delivered by one person to another pursuant to the Guarantee shall:

  11.3.1
  if by way of fax, be deemed to have been received when transmission has been completed; and

  11.3.2
  if by way of letter, deemed to have been delivered when left at that address or, as the case may be, ten days after being deposited in the post postage prepaid in an envelope addressed to it at that address, provided that any communication or document to be made or delivered to the Security Agent shall be effective only when received by its agency division and then only if the same is expressly marked for the attention of the department or officer identified with the Security Agent's signature below (or such other department or officer as the Security Agent shall from time to time specify for this purpose).

12.   COST AND EXPENSES

        All the Beneficiaries' reasonable and documented costs and expenses (including legal fees, stamp duties and any value added tax) incurred in connection with the enforcement of this Guarantee shall be reimbursed by the Guarantor on demand together with interest at the Default Rate computed.

13.   APPLICABLE LAW

        This Guarantee shall be governed by and shall be construed in accordance with French law (and shall not be construed as a cautionnement under articles 2011 et seq. of the French Civil Code).

14.   JURISDICTION

        The Tribunal de Commerce de Paris has jurisdiction to settle any dispute arising out of or in connection with this Guarantee (including a dispute regarding the existence, validity or termination of this Guarantee).

15.   EFFECTIVENESS

        This Guarantee shall be effective as of the Effective Date (as defined in the Amended and Restated Facilities Agreement).

Made on 27 January 2006
in two originals

The Guarantor

GENESYS S.A.

By:
"L'Acropole" 945-980, avenue Jean Mermoz CS 69004 34967 Montpellier Cedex 2 France Fax: +33 4 99 13 27 50 Attention: Chairman and Chief Executive Officer
cc: General Counsel

Schedule 1
Valid Claim

To: Genesys S.A.

On [    •    ],

Ladies and Gentlemen,

        We refer to the amended and restated first demand guarantee dated 27 January 2006 signed by Genesys S.A. (the "Guarantee").

        Terms defined in the Guarantee shall have the same meaning in this letter.

        We hereby certify that the sum of [    •    ] is due and payable but unpaid by the Borrower under the Amended and Restated Facilities Agreement since [    •    ].

        In accordance with the terms of the Guarantee, we therefore instruct you to pay such amount to the following account: [    •    ].

        In accordance with Clause 1.2 of the Guarantee, the above-mentioned amount shall be paid to us immediately.

Yours Sincerely,

BNP Paribas in its capacity as Security Agent

by:

QuickLinks

AMENDED AND RESTATED FIRST DEMAND GUARANTEE